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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ---------------
                                  SCHEDULE TO
  Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                             Exchange Act of 1934
                               (Amendment No. 1)
                               ---------------
                        Katy Industries, Inc. (Issuer)
                           (Name of Subject Company)
                    KKTY Holding Company, L.L.C. (Offeror)
                       Kohlberg & Co., L.L.C. (Offeror)
                           (Names of Filing Persons)
                               ---------------
                    Common Stock, $1.00 Par Value Per Share
                        (Title of Class of Securities)
                                  486-026-107
                     (CUSIP Number of Class of Securities)
                               ---------------
                             Christopher Lacovara
                         KKTY Holding Company, L.L.C.
                          c/o Kohlberg & Co., L.L.C.
                               111 Radio Circle
                          Mount Kisco, New York 10549
                           Telephone (914) 241-7430
           (Name, address and telephone number of person authorized
      to receive notices and communications on behalf of filing persons)
                                With Copies To:
                               Raul Grable, Esq.
                               Hunton & Williams
                                200 Park Avenue
                         New York, New York 10166-0136
                           Calculation of Filing Fee
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
      Transaction Valuation: *                           Amount of Filing Fee:
             $20,000,000                                        $4,000
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  *  For purposes of calculating the filing fee only. This amount is based on a per share offering price of $8.00 for up to 2,500,000 shares of common stock. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by KKTY Holding Company, L.L.C.
  [X]Check box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid: $4,000
     Form or Registration No.: 005-31211
     Filing Parties: KKTY Holding Company, L.L.C.
                Kohlberg & Co., L.L.C.
     Date Filed: April 25, 2001
  [_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
  [X]third-party offer subject to Rule 14d-1.
  [_]issuer tender offer subject to Rule 13e-4.
  [_]going-private transactions subject to Rule 13e-3.
  [_]amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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   This Amendment No. 1 (this "Amendment No. 1") amends and supplements the
Tender Offer Statement on Tender Offer Schedule TO (the "Schedule TO") filed by KKTY Holding Company, L.L.C., a Delaware limited liability company ("Purchaser"), on April 25, 2001. By virtue of its direct or indirect relationship with Purchaser and involvement in negotiating the terms of the Offer (as defined below), Kohlberg & Co, L.L.C. ("Kohlberg & Co.") may be deemed to be a bidder within the meaning of Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended, and as such is joining with Purchaser as filing persons with respect to this Amendment No. 1. The Schedule TO, as amended, relates to the offer by Purchaser to purchase up to 2,500,000, but not less than 2,000,000, outstanding shares of Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation (the "Company"), including the associated common stock purchase rights, at a purchase price of $8.00 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2001 (the "Offer to Purchase"), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is filed as Exhibit
(a)(1)(B) to this Amendment No. 1 (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

   The sole purpose of this Amendment No. 1 is to amend and restate Exhibit
(a)(1)(B) to the Schedule TO in its entirety. Due to an inadvertant error by Purchaser's third party filing agent, a cover letter to the Company's Preliminary Proxy Statement was mistakenly filed as Exhibit (a)(1)(B) to the Schedule TO in place of the Letter of Transmittal, which was supposed to have been filed as Exhibit (a)(1)(B) to the Schedule TO.

ITEM 12.

   Exhibit (a)(1)(B) to the Schedule TO is replaced in its entirety with the Letter of Transmittal filed as Exhibit (a)(1)(B) herewith.

(a) (1) (B) -- Form of Letter of Transmittal.

                                       2
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                                   Signature

   After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2001                     KKTY HOLDING COMPANY, L.L.C.

                                             /s/ Christopher Lacovara
                                          By:__________________________________
                                             Christopher Lacovara
                                             Authorized Manager

Dated: April 25, 2001                     KOHLBERG & CO., L.L.C.

                                             /s/ James A. Kohlberg
                                          By:__________________________________
                                             James A. Kohlberg
                                             Managing Member

                                       3
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                                 EXHIBIT INDEX

(a) (1) (B) -- Form of Letter of Transmittal.